

HON INDUSTRIES Inc

ARS
P.E.
12/29/01



Protecting your interests, your investment.



2001 ANNUAL REPORT

TABLE OF CONTENTS

Dear Shareholders:

There's no doubt about it, these are challenging times to be in business. Nearly every annual report you will read for the past year will speak of an economy that affected results – drove decreased sales, intensified competition, and pressured margins. Our business was no exception. By nearly every measure, the office furniture industry experienced unprecedented decline in 2001.

But we are confident we are doing the right things to manage the impact the downturn has on your investment. We're controlling costs, simplifying our business, and generating cash while maintaining a strong emphasis on developing new products and bolstering industry-leading quality and customer service.

Our focus is as simple as it is intense: protecting your short-term interests during the downturn while we position ourselves to deliver maximum long-term shareholder value. Along these lines, we believe we have some encouraging news to report for the year 2001.

FINANCIAL HIGHLIGHTS

Amounts in thousands, except for per share data	**2001**	2000	Change
Income Statement Data			
Net sales	**$1,792,438**	$2,046,286	(12.4)%
Gross profit	**611,298**	665,882	(8.2)%
Selling and administrative expenses	**464,206**	487,848	(4.8)%
Provision for closing facilities and reorganization expenses	**24,000**	–	
Operating income	**123,092**	178,034	(30.9)%
Net income	**74,407**	106,217	(29.9)%
Net income as a % of:			
Net sales	**4.2%**	5.2%	
Average shareholders' equity	**12.8%**	19.8%	
Per common share:			
Net income	**$ 1.26**	$ 1.77	(28.8)%
Book value	**10.10**	9.59	(5.2)%
Cash dividends	**.48**	.44	9.1 %
Balance Sheet Data			
Current assets	**$ 319,657**	$ 330,141	(3.2)%
Total assets	**961,891**	1,022,470	(5.9)%
Current liabilities	**230,443**	264,868	(13.0)%
Current ratio	**1.39**	1.25	
Long-term debt and capital lease obligations	**$ 80,830**	$ 128,285	(37.0)%
Debt/capitalization ratio	**12.0%**	18.3%	
Shareholders' equity	**$ 592,680**	$ 573,342	3.4 %
Average shareholders' equity	**583,011**	537,307	8.5 %
Working capital	**89,214**	65,273	36.7 %
Other Data			
Capital expenditures – net	**$ 36,851**	$ 59,840	(38.4)%
Cash flow from operations	**227,800**	204,920	11.2 %
Weighted-average shares outstanding during year	**59,087,963**	60,140,302	(1.7)%
Price/earnings ratio at year-end	**22**	14	
Number of shareholders at year-end	**6,694**	6,563	2.0 %
Members (employees) at year-end	**9,029***	11,543*	(21.8)%

** Includes acquisitions completed during year.*



1,363
1,707
1,801
2,046
1,792
1997
1998
1999
2000
2001

Net Sales
Millions of Dollars



87
106
87
106
74
1997
1998
1999
2000
2001

Net Income
Millions of Dollars



27.4
25.2
18.1
19.8
12.8
1997
1998
1999
2000
2001

Return On Average Shareholders' Equity
Percent



1.45
1.72
1.44
1.77
1.26
1997
1998
1999
2000
2001

Earnings Per Share
Dollars

With the economy driving a historic downturn in 2001, it was a tough year for the office furniture industry. After the tragic events of September 11, orders and bid activity fell even further. Overall, office furniture industry sales fell by 17.4 percent for the year, an unprecedented decline. The hearth products industry remained at historically high levels, but did experience a slight contraction.

Many of HON INDUSTRIES' results reflected industry decline. Sales were $1.8 billion, down 12 percent compared with the record sales we posted in 2000. Net income was down as well, decreasing 15 percent year-over-year to $89.8 million prior to an after-tax restructuring charge of $15.4 million. Earnings per share for the company, before the charge of $.26, were $1.52 in 2001; for comparison, we achieved EPS of $1.77 in 2000.

OPERATIONAL EXCELLENCE LESSENED THE IMPACT OF THE DOWNTURN.

The news, however, was not all bad. Our net income as a percent of sales reached 5.0 percent prior to the restructuring charge. Our gross profit was up 1.6 percentage points compared with 2000. Our gross profit margins remained strong, setting a record in the third quarter and ending the year at 34.1 percent. Our cash flow was excellent, which is all-important during difficult economic times. Your company's balance sheet is solid.

As the office furniture industry struggled throughout 2001, we were able to protect your interests by continuing to improve our operations and adjusting our cost structure to keep profitability in line. We closed four manufacturing facilities, which drove dramatic productivity improvements in our remaining operations – over the past three years, we've eliminated eight plants, reducing total floor space by 12 percent. We made the difficult decision to reduce our workforce by 2,500 in 2001, a reflection of continued business simplification efforts and efficiency improvements combined with the decline in customer orders. In short, even though the economic outlook remains unclear, HON INDUSTRIES is in an excellent position to ride it out.

WE REMAIN FOCUSED ON BUILDING YOUR INVESTMENT.

I believe we are doing all the right things to build the long-term value of your investment in HON INDUSTRIES. While we continue to identify ways to improve our operations, we have intensified our focus on driving growth by aggressively building our market-leading brands and developing exciting new products across the entire business.



Jack D. Michaels
Chairman, President and CEO

Your company is also benefiting from the decision a little more than two years ago to sharpen our focus by splitting our largest office furniture operating company into The HON Company and Allsteel Inc. The move has allowed each unit to concentrate its efforts on the unique needs of its respective market – The HON Company on business and individual consumers through commercial and retail channels; Allsteel on designers and project managers through the contract channel. Further, we created a separate Wood Products Group to focus on enhanced profitability. During 2001, each met our performance expectations in a challenging marketplace.

Meanwhile, our Hearth Technologies business continued to build upon its market leadership in 2001 with top brands and a steady stream of innovative, award-winning new products. Hearth Technologies delivered solid results for the year, driven in part by its growing position in the new construction market. Our Alliance Partner Program, in which we work in close concert with independent distributors in select markets, was another important contributor to our success during the year.

OUR PEOPLE ARE OUR STRENGTH.

In my view, people are the key factor in our success. I have always felt that a big part of my role as the leader of this company is to make sure we have talented people at all levels and set direction. They will drive our success.

We added such a person in Peter R. Atherton, our new Chief Technology Officer, who came to us from General Electric in June 2001. His mandate is to help us increase shareholder value by rapidly introducing innovation into our products and processes. Longer term, we seek either technology- or product-related breakthroughs to enable HON INDUSTRIES to play a leadership role in the workplace of the future.

We are managing well through these challenging times. I want to thank our members for their performance – for their efforts to fulfill our customers' needs, their ongoing dedication to help us contain costs, and more importantly, their teamwork, because no one does it alone.

I hope you will agree that HON INDUSTRIES is an excellent investment. We have proven we can perform during a downturn – I look forward to proving what we can do when the economy improves.



Jack D. Michaels
Chairman, President and CEO

Question & Answer

Q: **Is HON INDUSTRIES in good businesses for the future?**

A: Jack Michaels: I look at the fundamentals. Are they still there? I believe so. Corporate profitability will come back. When there are workforce reductions in the service sector, people tend to stay in the service sector. They end up in other offices. Other factors – new office construction, furniture replacement, consumer confidence – I believe these things will return. There isn't anything fundamental that's changed. On the hearth side, the number of existing homes that don't have second fireplaces or gas fireplaces is still significant and housing starts are strong. The long-term indicators are still there.

Q: **How do you plan to grow?**

A: Jack Michaels: By concentrating on the "front wheel" of our business. If you imagine our business as a bicycle, with the "back wheel" being operations and the front wheel being marketing, we are acknowledged to have one of the strongest back wheels in the industry. We now are concentrating on who the end-users of our products are and what they want, and on how we go to market – what we call the front wheel. We've intensified our focus on end-user and distribution partner needs; on applying new technologies; on rapid development and introduction of new products – all while driving for ongoing operational improvement. Splitting The HON Company and Allsteel into two units is proving to be a tremendous enabling strategy to strengthen the front wheel with its stronger market focus. On other fronts, we are always alert for strategic acquisition opportunities, and we continue to actively explore ways to expand our success to select international markets.

Q: **What are your goals for the next year?**

A: Jack Michaels: I've outlined four goals for HON INDUSTRIES in 2002. The first I have already touched upon. It is to develop the front wheel: Focus more on the end-user. Improve our relationships with our distributors. Achieve significant improvement in customer satisfaction. Leverage our strengths to gain market share. My second goal is to continue to build the leadership skills of our senior management team. This is a clear imperative to ensure the long-term performance of the company. The third is to increase our organizational orientation toward innovation. We hired our first-ever Chief Technology Officer to, among other things, help determine and develop products for the end-user that deliver value. The fourth goal is to continue our focus on being the leading lean enterprise in our industries. It's a never-ending process of improvement. We can always get better.

HON INDUSTRIES is a leader in two principal businesses, office furniture and hearth products. In our Hearth Products business, we combine leading brands with product innovation and market focus to be the first choice of consumers and contractors alike. Our office furniture business is divided into two distinct areas of market focus – The HON Company, our largest operating unit, concentrates on the retail and commercial channels; at Allsteel and Gunlocke, the focus is on contract customers. This approach allows us to focus products, processes, and strategies on the unique needs and decision-drivers of each market.

All in all, end-users across our many markets are not so different. In each, they demand high-quality products at a reasonable price, delivered reliably every time. Compromise is unacceptable. This is why the companies of HON INDUSTRIES excel.

Office Furniture

Value is an overused word. Everyone says they deliver value – to the point that it's sometimes difficult to know what it means anymore. But our customers know what it means: Real value is determined more by quality than by price. They *want* lower price, but they *expect* high quality. High quality means the products are well made. Attractive. Functional and durable. We have built our reputation by delivering high quality – in our products, our service, and our people, time after time.

HON® Initiate™

HON's Initiate panel system delivers the best in looks and functionality. Designed for ease of configuration and setup, Initiate makes defining a beautiful space truly a stress-free experience.




The HON Company
New Product Introductions
14
10
25
1999
2000
2001

Improve workplace performance. Boiled down to three words, this is The HON Company's mission. Achieving it requires product design that is as functional as it is durable, that is simple, elegant, and beautiful. To achieve it, we are focused more than at any time in our history on understanding the needs of our products' end-users.

Despite a soft economy in 2001, The HON Company successfully introduced a record number of new products, including the Initiate™ panel system, designed to be the easiest to specify and install in the industry. The launch of the Initiate line was an unqualified success, with sales of the new system during the year exceeding our expectations even in a down market. Other successful HON Company product launches included Instinct™ task seating, Provisions™ mobile tables, Efficiencies™ filing systems, and Gamut™ managerial seating, among many others.

During 2001 HON INDUSTRIES introduced a record number of new product series while reaching all-time highs in complete-and-on-time delivery and record lows in customer complaints.

Going forward, our focus is on understanding end-user customers and finding better ways to serve them – and on improving faster than the competition.

The HON Company expanded and completed its line of laminated wood case goods. It also plans to launch the Park Avenue™ veneer line in 2002 – an exciting new veneer line from the Wood Products Group. At the same time, it focused on improving productivity, closing one of its seating plants, and absorbing production at other manufacturing facilities without the addition of incremental manpower.

It was a challenging year, and we met the challenge. Members responded well, relentlessly pursuing new ways to improve operational performance and satisfy customers. The number of suggestions submitted to our Member Proposal System, a formal program for enabling our members to participate in improving company performance, was up in 2001. Increased participation is significant – when we get several thousand people working on continuous improvement, there's no holding us back.



HON INDUSTRIES Inc.
Recordable Accident Rates
Per 100 Workers
5.62
4.73
3.59
1999
2000
2001
(Record)

Whether the customer is an individual, a small company, or large corporation; a designer, retailer, or wholesaler, top performance for the best price has never been more important. This is our focus at HON INDUSTRIES.

The contract market is driven by projects. And projects involve a variety of decision-makers and influencers, each with different needs and concerns. Architects and designers want to make a statement that uniquely and accurately reflects their client's image; project managers demand flawless attention to detail when details can number in the thousands. The result is a longer, more complex, more consultative selling process. What makes us successful? Solutions. Modern, Purposeful Design™ – beauty and style that help business work, combined with a performance/price equation that is second to none in the industry.

Allsteel® Marbles®

The flexible office is taking shape with Marbles. With distinctive styling and easy-to-configure solutions, Marbles gives people the freedom to work where they want, how they want – and where they're most productive.



When we say it, we do it. Reliability is an important part of a complex equation in which customers demand high style, delivered on time and right the first time.

Allsteel®, our leading brand in the performance contract market, is focused on giving customers smarter choices. This reflects a shift in emphasis to the end-user that is similar to what is occurring all over the organization – a focus on understanding and taking care of our customers.

For Allsteel, 2001 was a year of mastering the basics – in a tough economic climate, working to enhance customer service and support, reduce lead times, and improve delivery performance – while redefining our product direction to better meet the unique needs of the contract market. To sharpen our market focus, we split the organization into four primary units: the Terrace® line of panel systems, Consensys® panel systems, Integrated Storage, and Seating.


Allsteel
Complete-on-Time Shipments
Percentage
82
98
99
1999
2000
2001

We sharpened our overall operating model during the year as well, achieving an industry-best 99 percent complete-and-on-time performance. We began to market this performance with a guarantee: On Consensys® products, Allsteel will make its promised delivery within two hours or it will pay for installation. Meanwhile, we nearly doubled our product development budget with an emphasis on end-user solutions – creating more features and increased functionality with more-exciting design and aesthetics.


HON INDUSTRIES Inc.
Gross Margin
Percentage
31.3
32.5
34.1
1999
2000
2001

The investment in performance is paying off. We're being specified by designers at a rapidly increasing rate, and winning business from some of America's largest and most recognized corporations. Local, state, and federal institutions are standardizing on Allsteel products. Most recently the State of California chose Allsteel® panel systems as its statewide standard.

On another front, Gunlocke benefited from focusing on getting its cost structure under better control while winning a number of major industry design awards for its new products. As Gunlocke approached its 100th anniversary in 2002, it reached a new level of operational excellence – with improved lead time and complete-and-on-time performance. It now can build to order in as timely a fashion as the competition builds to stock.


Gunlocke
Complete-on-Time Shipments
Percentage
59
72
97
1999
2000
2001

We are getting our story out, building stronger brand awareness within our important markets – architects and designers, dealers, and end-users.



How do we drive growth when we already have the leading brands in the hearth products market? Two important ways, to echo a familiar theme in this annual report, are through innovation and an increasing focus on our customers. We're building on our leadership with a continuous stream of award-winning products. We're working to learn more about our end-users and enhancing our ability to reach them. And we're expanding our view of how we can serve customers and end-users in the future.

Heatilator® I100

For more than 75 years, Heatilator has been the "first name in fireplaces." In 2002 we're bringing the warmth home with the industry's largest wood-burning fireplace, the I100, shown here with our red oak mission-style surround.




Hearth Products
Operating Income
($1000)
31,478
34,588
30,232
39,282
1998
1999
2000
2001

For HON INDUSTRIES' Hearth Technologies business, 2001 was a year of building our brands and preparing for long-term growth – with gratifying results.

Product leadership always has been critical to our success. We work very hard to be an innovative company and to drive that innovation into everything we make and market. Our efforts along these lines were rewarded with substantial industry recognition in 2001. Our products won four of 15 awards at the Hearth, Patio and Barbeque Association industry trade show, including Best New Gas Fireplace and Product of the Year.

Our brands performed well in 2001, led by Heatilator®, Heat-N-Glo®, and Quadra-Fire™. The retail side of our business posted a very strong year, and we continued to gain customers in the new construction market. In fact, Heatilator – which will celebrate its 75th year in 2002 – and Heat-N-Glo were the number-one and number-two brands, respectively, in a study of building industry brand usage and awareness conducted by *Professional Builder* magazine. And during the year, we saw high U.S. energy costs contribute to excellent results in our wood and pellet stove business.

Heatilator® and Heat-N-Glo® are the number-one and number-two brands in the building industry as measured in a study conducted by *Professional Builder* magazine.

Our horizon is expanding from hearth to home – including technology for improved indoor air quality and innovative new products for outdoor living.

Hearth Technologies' 2001 results began to reflect the success of our Customer Alliance Program, a long-term strategy in which we identify the top U.S. markets and form alliances with independent distributors to better serve those markets. We share best practices from our distribution business with alliance partners, working closely with them to identify and aggressively pursue growth opportunities in local markets.



Hearth Products
Net Sales Growth
($1000)
245,960
285,940
396,349*
426,126
1998
1999
2000
2001
*Includes acquisition of Hearth Services

To improve our prospects for growth in the long term, we're pursuing ways to expand our horizon. Increasingly, we're creating and marketing hearth systems – going beyond the fireplace with related products such as facings, fans, remote controls, and more. We're also moving into entirely new product categories, developing technology to enhance indoor air quality, and a new line of outdoor lifestyle products.



2001 Brand Awareness
Professional Builder Magazine
Percentage
81.2
74.2
68.6
48.6
29.2
27.1
24.6
21.8
Heatilator
Heat-N-Glo
Majestic
Superior
Vermont Castings
Martin
Marco
Temco

HON INDUSTRIES At A Glance

OFFICE FURNITURE



The HON Company is America's leader in middle-market office furniture. The company manufactures and markets a complete line of workplace solutions that include systems, seating, desks, storage files, and tables.



Allsteel Inc. is one of the best-recognized brands in the office furniture industry. It is a leader in the design, manufacture, and marketing of office panel systems, desks, steel storage products, and office seating for the contract market.



The Gunlocke Company handcrafts high-quality, natural wood office furniture that includes executive case goods, a wide range of seating, lounge furniture, and conference tables.



Panel Concepts, Inc. is a leader in developing breakthrough solutions for office environments. Panel Concepts owns patents for a mounting system that allows flat-panel monitors to be placed directly into the panel system. Panel Concepts also holds patents on its camlock attachment system that allows for the rapid assembly and reconfiguration of offices.



BPI Inc. specializes in office environments that are easy to specify, install, and reconfigure. It offers the industry's broadest quick-ship program. BPI's entire product line is available for shipment in five days or less.



Holga Inc. supplies a broad line of filing and storage products ranging from space-efficient high-density shelving, storage, and mobile systems to traditional lateral and vertical filing options. The company offers five-day lead times on its entire product offering, as well as many other premium service and delivery benefits.



HON International Inc. markets HON INDUSTRIES' furniture products outside of the United States and Canada.

HEARTH PRODUCTS



Heatilator is the most-recognized name in the fireplace industry. It is a state-of-the-art manufacturer of a full line of gas- and wood-burning fireplaces, inserts, and fireplace accessories, and celebrates its 75th year of bringing the warmth home this year.



Heat-N-Glo invented today's fireplace technology (direct-vent gas fireplaces) and is the industry's largest manufacturer of gas fireplace products. It focuses on innovative technology and unique designs inspiring consumers to create the hearth of their dreams.



Aladdin Hearth Products manufactures and markets the most complete line of high-efficiency gas-, wood-, pellet-, and oil-burning hearth products available. It pursues the innovative "perfect fire" through its premium Quadra-Fire™ brand.



Hearth Services is the largest distributor of fireplaces in the hearth industry. The company sells, installs, and services a broad range of gas- and wood-burning fireplaces and fireplace mantels, surrounds, facings, and other building material products. With a strong focus on customer service, Hearth Services helps consumers and builders achieve the feeling they want in the home.

New HON® Products: In 2001 Initiate™ panel systems; expanded 10500 and 10700 series laminate case goods; Efficiencies™ track filing and storage; Provisions™ mobility tables; Flagship™ lateral and pedestal files; Director™ LAN furniture; Pagoda™ and Gamut™ seating expansion; Mobius® and Instinct™ task seating; Invitation™ guest seating; Park Avenue™ collection.

The HON Company
200 Oak Street
Muscatine, Iowa 52761
563.264.7100
hon.com

New Allsteel® Products: In 2001 Pendulum™ seating; Persona™ collection of storage products; Extensions™ line of accessories; Synchrony™ line of wood case goods; additions to Marbles® mobility line. Enhancements to Concensys® panel systems including stacking and technology panels; enhancements to Terrace® panel systems including radius trim, veneer trim, work surfaces, and tiles.

Allsteel Inc.
2210 Second Avenue
Muscatine, Iowa 52761
563.262.4800
allsteeloffice.com

New Gunlocke® Products: In 2001 Volo™ executive seating series; Cali™ executive seating series; Meet and Greet lounge seating series; Shuttle™ collection; Surfaces table collection; new exotic veneers; additions to our Mosaic® collection.

The Gunlocke Company
One Gunlocke Drive
Wayland, New York 14572
800.828.6300
gunlocke.com

New Panel Concepts® Products: In 2001 expanded [empower]™ product line; introduced new desking options in Series 2000; expanded offering of filing products; enhanced fabric and finish offerings.

Panel Concepts, Inc.
21606-86th Place South
Kent, Washington 98031
800.624.6118
panelconceptsinc.com

New BPI® Products: In 2001 new glass panel options; space-efficient work surfaces; enhanced data management options; value-oriented storage products to complement extensive privacy screen offerings.

BPI Inc.
21606-86th Place South
Kent, Washington 98031
800.289.1274
BPICorp.com

New Holga® Products: In 2001 Apex™ integrated shelving and mobile aisle systems; "71" and "91" series shelf files; universal side-to-side SmartSpace™ carriages for lateral files; enhancements to accessory options for FourFlex® shelving.

Holga Inc.
7901 Woodley Avenue
Van Nuys, California 91406
800.544.4623
holga.com

New HON International Inc. Offerings: In 2001 Allsteel's enhanced Terrace® panel system; HON Company's and Allsteel's new case goods and seating products.

HON International Inc.
414 East Third Street
Muscatine, Iowa 52761
563.262.7900
honi.com

New Heatilator® Products: The masonry Icon™ model with the look of a real masonry fireplace; has been enlarged to be the largest wood-burning masonry-style fireplace on the market. The Novus™ product line has been upgraded for improved flame appearance and new gas log sets. The new Aztech™ with the Kiva design; will blend well with Southwestern designs.

Heatilator
1915 West Saunders Street
Mt. Pleasant, Iowa 52641
800.843.2848
heatilator.com

New Heat-N-Glo® Products: The new Intensity™ gas fireplace voted as the industry's best gas fireplace in 2001. The Twilight™ indoor-outdoor, see-through fireplace, voted as the industry's most innovative product in 2001. Additionally, recognition for the best venting product – a step forward in heat management.

Heat-N-Glo
20802 Kensington Boulevard
Lakeville, Minnesota 55044
952.985.6000
heatnglo.com

New Aladdin™ Products: In 2001 Vesta Award Winner – The Quadra-Fire™ 3100 ACT, cleanest-burning American-built woodstove; Vesta Award Runner-Up – The beautiful cast-iron Castile™ pellet stove with the ability to burn shelled corn or wood pellets; Vesta Award Runner-Up – The small cast-iron Garnet gas stove, able to be installed right against a combustible wall.

Aladdin Hearth Products
1445 North Highway
Colville, Washington 99114
509.684.3745
aladdinhearth.com

New Hearth Services Offerings: The company offers a first in the fireplace industry by offering seamless manufacturing, distribution, and installation of hearth products to the end-user. The selection of products and services allows for one-stop shopping to the builder or homeowner for the innovative lineup of new products offered by Heat-N-Glo, Heatilator, and Aladdin Hearth Products.

Hearth Services
2700 Fairview Avenue North
Roseville, Minnesota 55113
651.633.2561
honi.com

The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Company and related notes.

Results of Operations

The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Company's statements of income for the periods indicated.

Fiscal	**2001**	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of products sold	**65.9**	67.5	68.7
Gross profit	**34.1**	32.5	31.3
Selling and administrative expenses	**25.9**	23.8	22.1
Provision for closing facilities and reorganization expense	**1.3**	–	1.1
Operating income	**6.9**	8.7	8.1
Interest expense (net)	**.4**	.6	.5
Income before income taxes	**6.5**	8.1	7.6
Income taxes	**2.3**	2.9	2.8
Net income	**4.2%**	5.2%	4.9%

The Company has two reportable core operating segments: office furniture and hearth products. The Operating Segment Information note included in the Notes to Consolidated Financial Statements provides more detailed financial data with respect to these two segments.

Fiscal Year Ended December 29, 2001, Compared to Fiscal Year Ended December 30, 2000

Net Sales

Net sales, on a consolidated basis, decreased by 12% to $1.8 billion in 2001 from $2.0 billion in 2000. Office furniture net sales decreased 17% in 2001 to $1.37 billion from $1.65 billion in 2000. The decline in sales occurred in the retail, commercial, and contract sectors. The office furniture industry reported a decrease in shipments of 17% in 2001 compared to 2000. Net sales of hearth products increased 8% to $426.1 million in 2001 from $396.3 million in 2000. The Company's most recent five-year compounded annual growth rate in net sales is 12%.

Gross Profit

Gross profit dollars decreased 8% to $611.3 million in 2000 from $665.9 million in the prior year. The gross margin percentage increased to 34.1% for 2001 from 32.5% in 2000. The improvement in gross margin is due to new product introductions, and rapid continuous improvement, cost containment, and business simplification initiatives.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 5% to $464.2 million in 2001 from $487.8 million in the prior year. Selling and administrative expenses, as a percent of net sales, increased to 25.9% in 2001 from 23.8% in 2000. This increase was due to lower overall sales volume, development of new products, and continued investment in sales and marketing expenses associated with the Company's business simplification, end-user focus, and branding strategies.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expenses of intangible assets. The Selling and Administrative Expenses note included in the Notes to Consolidated Financial Statements provides further information regarding the comparative expense levels for these major expense items.

During the second quarter of 2001, the Company recorded a pretax charge of $24.0 million, $15.4 million after tax, or $0.26 per common share for a restructuring plan that involved consolidating physical facilities, discontinuing low volume product lines, and reduction of workforce. Included in this charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania, Tupelo, Mississippi, and Santa Ana, California. The charge included $16.2 million of asset impairments for manufacturing equipment that will be disposed of and $7.8 million of restructuring expenses. Included in the $7.8 million is $3.1 million for severance arising from the elimination of approximately 600 plant member positions, $0.8 million for other member-related costs, and $3.9 million for certain other expenses associated with the closing of facilities.

Operating Income

Operating income decreased almost 31% to $123.1 million in 2001 from $178.0 million in 2000. Excluding a pretax charge for restructuring and impairment of $24.0 million in second quarter 2001, operating income decreased 17% to $147.1 million. Operating profit in the office furniture segment decreased in 2001 as a percent of net sales to 8.2%, or 9.9% prior to the restructuring charge, compared to 10.4% in 2000. The decrease is due to lower overall sales volume. Operating profit in the hearth products segment increased in 2001 as a percent of net sales to 9.2%, or 9.6% prior to the restructuring charge, compared to 7.6% in the prior year. This improvement is due to increased sales volume, simplification of the business structure, and cost containment.

Net Income

Net income decreased by 30% to $74.4 million in 2001 from $106.2 million in the prior year. Excluding the $15.4 million after-tax charge for the restructuring plan referred to above, net income decreased by 15% to $89.8 million. The decrease is due to lower overall sales volume and increased selling and administrative expenses offset by reduced interest expense.

Net income per common share decreased by 29% to $1.26 in 2001 from $1.77 for 2000. Excluding the after-tax charge of $0.26 per share for the restructuring plan, net income per common share decreased 14% to $1.52. The Company's net income per share performance for 2001 benefited from the Company's common stock repurchase program.

Fiscal Year Ended December 30, 2000, Compared to Fiscal Year Ended January 1, 2000

Net Sales

Net sales, on a consolidated basis, increased by 14% to $2.0 billion in 2000 from $1.8 billion in 1999. Office furniture net sales increased 9% in 2000 to $1.65 billion from $1.51 billion in 1999. Net sales of hearth products increased 39% to $396.3 million in 2000 from $285.9 million in 1999 due mainly to the Company's acquisition of two leading hearth products distributors, American Fireplace Company (AFC) and the Allied Group (Allied). The office furniture industry reported an increase in shipments of 9% in 2000 compared to 1999. The Company's most recent five-year compounded annual growth rate in net sales is 18%.

Gross Profit

Gross profit dollars increased 18% to $665.9 million in 2000 from $564.3 million in the prior year. Gross margin increased to 32.5% for 2000 from 31.3% in 1999. The improvement reflects the combination of improved price realization and productivity from rapid continuous improvement programs.

Selling and Administrative Expenses

Selling and administrative expenses increased by 23% to $487.8 million in 2000 from $398.2 million in the prior year. Selling and administrative expenses, as a percent of net sales, increased to 23.8% in 2000 from 22.1% in 1999. The largest contributor to this increase was the acquisition of Hearth Services Inc., which is a retail distributor. Retail distribution is a different business model that has proportionally higher selling and administrative costs than manufacturing. The Company is applying rapid continuous improvement philosophies to reduce these costs.

The Company also continued to experience increased investment in sales and marketing expenses associated with refocusing the Company and developing branding programs in the office furniture segment. The Company was able to reduce freight expense as a percent of net sales despite increased fuel and carrier costs.

Selling and administrative expenses include freight expense to the customer, product development costs, and amortization expenses of intangible assets. The "Selling and Administrative Expenses" note included in the Notes to Consolidated Financial Statements provides further information regarding the comparative expense levels for these major expense items.

Operating Income

Operating income increased by 22% to $178.0 million in 2000 from $146.4 million in 1999. Excluding a pretax charge for closing facilities and reorganization expense of $19.7 million in 1999, operating income increased by 7 percent. The increase is due mainly to increased sales and gross margins.

Net Income

Net income increased by 22% to $106.2 million in 2000 from $87.4 million in the prior year. Excluding the $12.5 million after-tax charge for the closing of facilities and reorganization expenses, net income increased 6 percent. This increase is attributable primarily to increased sales and gross margins. Net income was favorably impacted by a decrease in the Company's effective tax rate from 36.5% in 1999 to 36.0% in 2000 resulting from favorable state income tax initiatives.

Net income per common share increased by 23% to $1.77 in 2000 from $1.44 in 1999. Excluding the after-tax charge of $0.20 per share in 1999 for the closing of facilities and reorganization expenses, net income per common share increased by 8%. The Company's net income per share performance for 2000 also benefited from the Company's common stock repurchase program.

Liquidity and Capital Resources

During 2001, cash flow from operations was $227.8 million, which provided the funds necessary to meet working capital needs, help finance acquisitions, invest in capital improvements, repay long-term debt, repurchase common stock, and pay increased dividends. The Company does not have any off balance sheet financing arrangements.

Cash Management

Cash, cash equivalents, and short-term investments totaled $78.8 million in 2001 compared to $3.2 million at the end of 2000 and $22.2 million at the end of 1999. These funds, coupled with cash from future operations and additional long-term debt, if needed, are expected to be adequate to finance operations, planned improvement, and internal growth. The Company is not aware of any known trends or demands, commitments, events, or uncertainties that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

The Company places special emphasis on the management and reduction of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communications with them. Trade receivable days outstanding have averaged approximately 37 days over the past three years. Inventory levels and turns continue to improve as a result of reducing production cycle times. Inventory turns have been in the 17 to 18 times range over the past three years.

Capital Expenditure Investments

Capital expenditures, net of disposals, were $36.9 million in 2001, $59.8 million in 2000, and $71.5 million in 1999. Expenditures during 2001, 2000, and 1999 have been consistently focused on machinery and equipment that is needed to support new products, process improvements, cost-savings initiatives, and creating more efficient production and warehousing capacity.

Acquisitions

During 2001, the Company completed the acquisition of three small hearth product distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition.

On February 29, 2000, the Company completed the acquisition of two leading hearth products distributors, American Fireplace Company (AFC) and the Allied Group (Allied), establishing the Company as the leading manufacturer and distributor in the hearth products industry, for a purchase price of approximately $135 million.

Long-Term Debt

Long-term debt, including capital lease obligations, was 12% of total capitalization at December 29, 2001, 18% at December 30, 2000, and 20% at January 1, 2000. The Company does not expect future capital resources to be a constraint on planned growth. Additional borrowing capacity of $200 million is available through a revolving bank credit agreement in the event cash generated from operations should be inadequate to meet future needs. The current revolving bank credit agreement expires in June 2002; however, management is in the process of negotiating a new agreement. Certain of the Company's credit agreements include covenants that limit the assumption of additional debt and lease obligations. The Company has been and currently is in compliance with the covenants related to the debt agreements.

Contractual Obligations

The following table discloses the Company's obligations and commitments to make future payments under contracts:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	85,354	5,784	60,162	1,185	18,223
Capital lease obligations	2,935	1,078	422	422	1,013
Operating leases	45,874	12,373	18,470	10,028	5,003
Other long-term obligations	9,334	2,215	2,046	987	4,086
Total contractual cash	143,497	21,450	81,100	12,622	28,325

Related Party Transactions

The Company has convertible debentures in the amount of $58.1 million that are payable to former owners of businesses that were acquired by the Company. These individuals remain as employees of the Company following the acquisitions.

The Company has operating leases for office and production facilities with annual rentals totaling $450,000 with the former owners of a business acquired in 1996. These individuals continue as officers of a subsidiary of the Company following the acquisition.

Cash Dividends

Cash dividends were $0.48 per common share for 2001, $0.44 for 2000, and $0.38 for 1999. Further, the Board of Directors announced a 4.2% increase in the quarterly dividend from $0.12 to $0.125 per common share effective with the March 1, 2002, dividend payment to shareholders of record at the close of business February 22, 2002. The previous quarterly dividend increase was from $0.11 to $0.12, effective with the March 1, 2001, dividend payment to shareholders of record at the close of business February 21, 2001. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The average dividend payout percentage for the most recent three-year period has been 26% of prior year earnings.

Common Share Repurchases

During 2001, the Company repurchased 1,472,937 shares of its common stock at a cost of approximately $35.1 million, or an average price of $23.80. As of December 29, 2001, approximately $78.6 million of the $100.0 million authorized on February 14, 2001, by the Board of Directors for repurchases remained unspent. During 2000, the Company repurchased 837,552 shares at a cost of approximately $18.0 million, or an average price of $21.46. During 1999, the Company repurchased 1,408,624 shares at a cost of approximately $30.9 million, or an average price of $21.91.

Litigation and Uncertainties

The Company is involved in various legal actions arising in the course of business. These uncertainties are referenced in the Contingencies note included in the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The Company's critical accounting policies include:

Revenue recognition – The Company recognizes revenue upon the shipment of goods. Revenue includes freight charged to customers; related costs are included in selling and administrative expense.

Allowance for doubtful accounts – The allowance for receivables is developed based on several factors including overall customer credit quality, historical write-off experience, and specific account analyses that project the ultimate collectibility of the account. As such, these factors may change over time, causing the reserve level to adjust accordingly.

Inventory valuation – The Company values its inventory at the lower of cost or market by the last in, first out (LIFO) method. Additionally, the Company evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time, causing the reserve level to adjust accordingly.

Self-insurance reserves – The Company is partially self-insured for general liability, workers' compensation, and certain employee health benefits. The general and workers' compensation liabilities are managed through a wholly owned insurance captive; the related liabilities are included in the accompanying financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Recent Accounting Pronouncements

During 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company implemented SFAS No. 141 on July 1, 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. The Company intends to adopt SFAS No. 142 on December 30, 2001, the beginning of its 2002 fiscal year. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be assessed for impairment by applying a fair-value-based test. The Company does not anticipate recognizing any impairment of goodwill upon adoption. The Company will stop recording, on an annual basis, approximately $9.5 million of goodwill amortization upon adoption.

The Financial Accounting Standards Board also finalized SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," during 2001. The Company intends to adopt Statement No. 143 on December 29, 2002, the beginning of its 2003 fiscal year and Statement No. 144 on December 30, 2001, the beginning of its 2002 fiscal year. The adoption of these Statements is not expected to have a material impact on the Company's financial statements.

Looking Ahead

Due to the current economic environment, the Company anticipates that 2002 will be an extremely challenging year, especially during the first six months. DRI-WEFA, the Business and Institutional Furniture Manufacturer's Association's (BIFMA) forecasting consultant, is projecting the office furniture industry to be down 13 percent in 2002 over 2001. The Company continues to focus on new product development and streamlining processes and operations through simplification and rapid continuous improvement. An announcement was made of the closing of an office furniture facility in January 2002 in Jackson, Tennessee, to help reduce the Company's permanent cost structure. The Company is also continuing its focus on long-term shareholder value by making investments for the future. These investments include innovative new products, technology, end-user focus, brand building, and increased distribution.

CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands, except for per share data For the Years	2001	2000	1999
Net sales	$1,792,438	$2,046,286	$1,800,931
Cost of products sold	1,181,140	1,380,404	1,236,612
Gross Profit	611,298	665,882	564,319
Selling and administrative expenses	464,206	487,848	398,197
Provision for closing facilities and reorganization expenses	24,000	–	19,679
Operating Income	123,092	178,034	146,443
Interest income	1,717	1,945	844
Interest expense	8,548	14,015	9,712
Income Before Income Taxes	116,261	165,964	137,575
Income taxes	41,854	59,747	50,215
Net Income	$ 74,407	$ 106,217	$ 87,360
Net Income Per Common Share – Basic and Diluted	$ 1.26	$ 1.77	$ 1.44

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands As of Year-End	**2001**	2000	1999
Assets			
Current Assets			
Cash and cash equivalents	**$ 78,838**	$ 3,181	$ 22,168
Receivables	**161,390**	211,243	196,730
Inventories	**50,140**	84,360	74,937
Deferred income taxes	**14,940**	19,516	13,471
Prepaid expenses and other current assets	**14,349**	11,841	9,250
Total Current Assets	**319,657**	330,141	316,556
Property, Plant, and Equipment	**404,971**	454,312	455,591
Goodwill	**214,337**	216,371	113,116
Other Assets	**22,926**	21,646	21,460
Total Assets	**$961,891**	$1,022,470	$906,723
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	**$216,184**	$ 240,540	$217,110
Income taxes	**6,112**	12,067	–
Note payable and current maturities of long-term debt	**6,715**	10,408	6,106
Current maturities of other long-term obligations	**1,432**	1,853	1,907
Total Current Liabilities	**230,443**	264,868	225,123
Long-Term Debt	**79,570**	126,093	119,860
Capital Lease Obligations	**1,260**	2,192	4,313
Other Long-Term Liabilities	**18,306**	18,749	18,015
Deferred Income Taxes	**39,632**	37,226	38,141
Commitments and Contingencies			
Shareholders' Equity			
Common stock	**58,673**	59,797	60,172
Additional paid-in capital	**891**	17,339	24,981
Retained earnings	**532,555**	495,796	416,034
Accumulated other comprehensive income	**561**	410	84
Total Shareholders' Equity	**592,680**	573,342	501,271
Total Liabilities and Shareholders' Equity	**$961,891**	$1,022,470	$906,723

The accompanying notes are an integral part of the consolidated financial statements.

Amounts in thousands	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, January 2, 1999	$61,290	$ 48,348	$351,786	$ 598	$462,022
Comprehensive income:					
Net income			87,360		87,360
Other comprehensive income				(514)	(514)
Comprehensive income					86,846
Cash dividends			(23,112)		(23,112)
Common shares – treasury:					
Shares purchased	(1,409)	(29,457)			(30,866)
Shares issued under Members Stock Purchase Plan and stock awards	291	6,090			6,381
Balance, January 1, 2000	60,172	24,981	416,034	84	501,271
Comprehensive income:					
Net income			106,217		106,217
Other comprehensive income				326	326
Comprehensive income					106,543
Cash dividends			(26,455)		(26,455)
Common shares – treasury:					
Shares purchased	(838)	(17,135)			(17,973)
Shares issued under Members Stock Purchase Plan and stock awards	463	9,493			9,956
Balance, December 30, 2000	**59,797**	**17,339**	**495,796**	**410**	**573,342**
Comprehensive income:					
Net income			**74,407**		**74,407**
Other comprehensive income				**151**	**151**
Comprehensive income					**74,558**
Cash dividends			**(28,373)**		**(28,373)**
Common shares – treasury:					
Shares purchased	**(1,473)**	**(24,311)**	**(9,275)**		**(35,059)**
Shares issued under Members Stock Purchase Plan and stock awards	**349**	**7,863**			**8,212**
Balance, December 29, 2001	**$58,673**	**$ 891**	**$532,555**	**$ 561**	**$592,680**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands For the Years	**2001**	2000	1999
Net Cash Flows From (To) Operating Activities:			
Net income	**$ 74,407**	$ 106,217	$ 87,360
Noncash items included in net income:			
Depreciation and amortization	**81,385**	79,046	65,453
Other postretirement and postemployment benefits	**1,757**	1,572	2,329
Deferred income taxes	**6,962**	(7,213)	6,033
Asset impairment	**16,200**	–	–
Other – net	**109**	90	(121)
Changes in working capital, excluding acquisition and disposition:			
Receivables	**47,897**	3,961	(13,154)
Inventories	**35,048**	6,410	(7,712)
Prepaid expenses and other current assets	**(1,661)**	(1,616)	391
Accounts payable and accrued expenses	**(26,149)**	5,483	19,838
Income taxes	**(5,957)**	11,808	(2,178)
Increase in other liabilities	**(2,198)**	(838)	(2,054)
Net cash flows from (to) operating activities	**227,800**	204,920	156,185
Net Cash Flows From (To) Investing Activities:			
Capital expenditures – net	**(36,851)**	(59,840)	(71,474)
Capitalized software	**(1,757)**	(2,192)	(3,530)
Acquisition spending, net of cash acquired	**(8,748)**	(134,696)	(8,932)
Short-term investments – net	–	–	169
Other – net	**343**	(3)	(290)
Net cash flows from (to) investing activities	**(47,013)**	(196,731)	(84,057)
Net Cash Flows From (To) Financing Activities:			
Purchase of HON INDUSTRIES common stock	**(35,059)**	(17,973)	(30,866)
Proceeds from long-term debt	**36,218**	155,181	147,055
Payments of note and long-term debt	**(87,365)**	(147,458)	(167,052)
Proceeds from sale of HON INDUSTRIES common stock to members	**9,449**	9,529	6,515
Dividends paid	**(28,373)**	(26,455)	(23,112)
Net cash flows from (to) financing activities	**(105,130)**	(27,176)	(67,460)
Net increase (decrease) in cash and cash equivalents	**75,657**	(18,987)	4,668
Cash and cash equivalents at beginning of year	**3,181**	22,168	17,500
Cash and cash equivalents at end of year	**$ 78,838**	$ 3,181	$ 22,168
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 8,646**	$ 13,395	$ 9,803
Income taxes	**$ 40,916**	$ 54,634	$ 46,822

The accompanying notes are an integral part of the consolidated financial statements.

Nature of Operations

HON INDUSTRIES Inc., with its subsidiaries (the Company), is a national manufacturer and marketer of office furniture and hearth products. Both industries are reportable segments; however, the Company's office furniture business is its principal line of business. Refer to the Operating Segment Information note for further information. Office furniture products are sold to dealers, wholesalers, mass merchandisers, warehouse clubs, retail superstores, end-user customers, and federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include wood-, pellet-, and gas-burning factory-built fireplaces, fireplace inserts, stoves, and gas logs. These products are sold through a national system of dealers, wholesalers, large regional contractors, and Company-owned retail outlets. The Company's products are marketed predominantly in the United States and Canada. The Company exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

Principles of Consolidation and Fiscal Year-End

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Saturday nearest December 31. Fiscal year 2001 ended on December 29, 2001; 2000 ended on December 30, 2000; and 1999 ended on January 1, 2000.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash and commercial paper. These securities have original maturity dates not exceeding three months from date of purchase.

Receivables

Accounts receivables are presented net of an allowance for doubtful accounts of $16,576,000, $11,237,000, and $3,568,000 for 2001, 2000, and 1999, respectively.

Inventories

Inventories are valued at the lower of cost or market, determined principally by the last-in, first-out (LIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10-20 years; buildings, 10-40 years; and machinery and equipment, 3-12 years.

Goodwill and Patents

Goodwill represents the excess of cost over the fair value of net identifiable assets of acquired companies. Goodwill is being amortized on a straight-line basis over 20-40 years. Patents are being amortized on a straight-line basis over their estimated useful lives, which range from 7 to 16 years. Patents are reported by the Company as Other Assets in the accompanying balance sheet.

The carrying value of goodwill and patents is reviewed by the Company whenever significant events or changes occur which might impair recovery of recorded costs. Based on its most recent analysis, no material impairment of these intangible assets exists at December 29, 2001.

(In thousands)	**2001**	2000	1999
Goodwill	**$240,916**	$233,348	$121,846
Patents	**16,450**	16,450	16,450
Less accumulated amortization	**34,455**	23,342	13,585
	$222,911	$226,456	$124,711

Revenue Recognition

Revenue is recognized upon shipment of goods to customers. Revenue includes freight charged to customers; related costs are in selling and administrative expense.

Product Development Costs

Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $21,415,000 in 2001, $18,911,000 in 2000, and $17,117,000 in 1999.

Stock-Based Compensation

The Company accounts for its stock option plan using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which results in no charge to earnings when options are issued at fair market value. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Earnings Per Share
Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options have been considered outstanding for purposes of the diluted earnings per share calculation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, accruals for self-insured medical claims, workers' compensation, general liability and auto insurance claims, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

Self-Insurance
The Company is partially self-insured for general liability, workers' compensation, and certain employee health benefits. The general and workers' compensation liabilities are managed through a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. The Company's policy is to accrue amounts equal to the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, and changes in actual experience could cause these estimates to change in the near term.

Recent Accounting Pronouncements
During 2001, the Financial Accounting Standards Board finalized SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company implemented SFAS No. 141 on July 1, 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. The Company intends to adopt SFAS No. 142 on December 30, 2001, the beginning of its 2002 fiscal year. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be assessed for impairment by applying a fair-value-based test. The Company does not anticipate recognizing any impairment of goodwill upon adoption. The Company will stop recording, on an annual basis, approximately $9.5 million of goodwill amortization upon adoption.

The Financial Accounting Standards Board also finalized SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," during 2001. The Company intends to adopt Statement No. 143 on December 29, 2002, the beginning of its 2003 fiscal year and Statement No. 144 on December 30, 2001, the beginning of its 2002 fiscal year. The adoption of these Statements is not expected to have a material impact on the Company's financial statements.

In 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. The Company implemented the above EITF consensus effective with the fourth quarter 2000 and has restated prior periods to reflect the change. The adoption of this consensus did not have a material impact on the Company's financial statements. In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 2000 by SFAS No. 138. The Company adopted this Statement in January 2001 as required by the Statement. The adoption of this Statement did not have any impact on the Company's financial statements.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Provision for Facilities Closing and Reorganization Expenses
During the second quarter of 2001, the Company recorded a pretax charge of $24.0 million or $0.26 per diluted share for a restructuring plan that involved consolidating physical facilities, discontinuing low-volume product lines, and reductions of workforce. Included in the charge was the closedown of three of its office furniture facilities located in Williamsport, Pennsylvania, Tupelo, Mississippi, and Santa Ana, California. The charge included $16.2 million of asset impairments for manufacturing equipment that will be disposed of and $7.8 million of restructuring expenses. Included in the $7.8 million is $3.1 million for severance arising from the elimination of approximately 600 plant member positions, $0.8 million for other member-related costs, and $3.9 million for certain other expenses associated with the closing of facilities.

During 2001, $5.1 million of pretax exit costs were paid and charged against the liability. It included $2.4 million for severance for 469 plant member positions, $0.4 million for other member related costs and $2.3 million for certain other expenses associated with the closing of facilities. The primary costs not yet incurred relate to costs associated with the closed buildings. Management believes the remaining reserve for restructuring expenses to be adequate to cover these obligations.

On February 11, 1999, the Company adopted a plan to close three of its office furniture facilities located in Winnsboro, South Carolina; Sulphur Springs, Texas; and Mt. Pleasant, Iowa. A pretax charge of $19.7 million or $0.20 per diluted share was recorded during the first quarter of 1999. The charge includes $12.6 million for write-offs of plant and equipment, $2.6 million for severance arising from the elimination of approximately 360 positions, $2.1 million for other member-related costs, and $2.4 million for certain other expenses associated with the closing of the facilities. All significant activities with respect to this reorganization have been completed except for the pending disposition of the Winnsboro, South Carolina, property.

Business Combinations

During 2001, the Company completed the acquisition of three small hearth product distributors for a total purchase price of approximately $7.6 million. The acquisitions were accounted for using the purchase method, and the results of the three distributors have been included in the Company's financial statements since the date of acquisition.

On February 29, 2000, the Company completed the acquisition of its Hearth Services division, which consists of two leading hearth products distributors, American Fireplace Company (AFC) and the Allied Group (Allied), establishing the Company as the leading manufacturer and distributor in the hearth products industry. The Company acquired AFC and Allied for approximately $135 million in cash and debt including acquisition costs. The acquisition has been accounted for using the purchase method, and the results of AFC and Allied have been included in the Company's financial statements since the date of acquisition. Management finalized its integration plan related to the acquisition during the first quarter of 2001. The excess of the consideration paid over the fair value of the business of $21 million was recorded as goodwill and was being amortized on a straight-line basis over 20 years.

Assuming the acquisition of American Fireplace Company and Allied Group had occurred on January 3, 1999, the beginning of the Company's 1999 fiscal year, instead of the actual dates reported above, the Company's pro forma consolidated net sales would have been approximately $2.1 billion and $1.9 billion for 2000 and 1999, respectively. Pro forma consolidated net income and net income per share for 2000 and 1999 would not have been materially different than the reported amounts.

Inventories

(In thousands)	**2001**	2000	1999
Finished products	**$ 33,280**	$ 48,990	$ 29,663
Materials and work in process	**26,469**	46,497	55,737
LIFO reserve	**(9,609)**	(11,127)	(10,463)
	$ 50,140	$ 84,360	$ 74,937

Property, Plant, and Equipment

(In thousands)	**2001**	2000	1999
Land and land improvements	**$ 21,678**	$ 18,808	$ 17,114
Buildings	**212,352**	202,189	181,080
Machinery and equipment	**494,458**	514,293	469,268
Construction and equipment installation in progress	**14,247**	27,547	37,819
	742,735	762,837	705,281
Less allowances for depreciation	**337,764**	308,525	249,690
	$404,971	$454,312	$455,591

Accounts Payable and Accrued Expenses

(In thousands)	**2001**	2000	1999
Trade accounts payable	**$ 53,660**	$ 67,540	$ 77,907
Compensation	**13,663**	15,781	10,820
Profit sharing and retirement expense	**26,020**	25,041	22,705
Vacation pay	**13,881**	14,560	12,093
Marketing expenses	**54,861**	65,931	58,832
Casualty self-insurance expense	**17,189**	12,216	7,428
Other accrued expenses	**36,910**	39,471	27,325
	$216,184	$240,540	$217,110

Long-Term Debt

(In thousands)	**2001**	2000	1999
Industrial development revenue bonds, various issues, payable through 2018 with interest at 1.42–8.125% per annum	**$ 23,995**	$ 24,633	$ 25,319
Note payable to bank, revolving credit agreement with interest at a variable rate*	–	46,000	85,000
Convertible debentures payable to individuals, due in 2003 with interest at 5.5% per annum	**58,074**	58,074	5,074
Other notes and amounts	**3,285**	5,673	5,275
Total debt	**85,354**	134,380	120,668
Less current portion	**5,784**	8,287	808
Long-term debt	**$ 79,570**	$126,093	$119,860

** The revolving bank credit agreement was paid off in 2001 but is available until June 2002 with a maximum borrowing limit of $200,000,000. Management is in the process of negotiating a new agreement.*

Aggregate maturities of long-term debt are as follows:

(In thousands)

2002	$ 5,784
2003	53,986
2004	6,176
2005	602
2006	583
Thereafter	18,223

The convertible debentures are payable to the former owners of businesses that were acquired by the Company. These individuals continue as employees of the Company following the acquisitions. The convertible debentures are convertible into cash.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Company has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Company's outstanding long-term debt obligations at year-end 2001 approximates the recorded aggregate amount.

Property, plant, and equipment, with net carrying values of approximately $53,471,000 at the end of 2001, are mortgaged with maturities through 2021.

Selling and Administrative Expenses

(In thousands)	**2001**	2000	1999
Freight expense for shipments to customers	**$103,489**	$137,197	$131,085
Amortization of intangible assets	**12,646**	10,679	5,362
Product development costs	**21,415**	18,911	17,117
Other selling and administrative expenses	**326,656**	321,061	244,633
	$464,206	$487,848	$398,197

Income Taxes

Significant components of the provision for income taxes are as follows:

(In thousands)	**2001**	2000	1999
Current:			
Federal	**$32,393**	$62,172	$40,744
State	**2,442**	3,931	3,046
	34,835	66,103	43,790
Deferred	**7,019**	(6,356)	6,425
	$41,854	$59,747	$50,215

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	2001	2000	1999
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax effect	**1.6**	1.5	1.7
Other – net	**(.6)**	(.5)	(.2)
Effective tax rate	**36.0%**	36.0%	36.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

(In thousands)	**2001**	2000	1999
Net long-term deferred tax liabilities:			
Tax over book depreciation	**$(38,759)**	$(37,509)	$(38,133)
OPEB obligations	**3,197**	3,157	3,430
Compensation	**2,519**	2,079	1,681
Goodwill	**(5,550)**	(4,183)	(2,959)
Other – net	**(1,039)**	(770)	(2,160)
Total net long-term deferred tax liabilities	**(39,632)**	(37,226)	(38,141)
Net current deferred tax assets:			
Workers' compensation, general, and product liability accruals	**1,119**	4,183	2,984
Vacation accrual	**4,002**	4,632	3,492
Integration accruals	**(3,766)**	(3,205)	(3,263)
Inventory obsolescence reserve	**1,969**	2,404	1,287
Plant closing accruals	**3,302**	–	–
Other – net	**8,314**	11,502	8,971
Total net current deferred tax assets	**14,940**	19,516	13,471
Net deferred tax (liabilities) assets	**$(24,692)**	$(17,710)	$(24,671)

Shareholders' Equity and Earnings Per Share

	2001	2000	1999
Common Stock, $1 Par Value			
Authorized	**200,000,000**	200,000,000	200,000,000
Issued and outstanding	**58,672,933**	59,796,891	60,171,753
Preferred Stock, $1 Par Value			
Authorized	**1,000,000**	1,000,000	1,000,000
Issued and outstanding	–	–	–

The Company purchased 1,472,937; 837,552; and 1,408,624 shares of its common stock during 2001, 2000, and 1999, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Additional Paid-In Capital with the excess charged to Retained Earnings.

Components of other comprehensive income (loss) consist of the following:

(In thousands)	**2001**	2000	1999
Foreign currency translation adjustments – net of tax	**$109**	$118	$ (79)
Change in unrealized gains on marketable securities – net of tax	**42**	208	(435)
Other comprehensive income (loss)	**$151**	$326	$(514)

In May 1997, the Company registered 400,000 shares of its common stock under its 1997 Equity Plan for Non-Employee Directors. This plan permits the Company to issue to its non-employee directors options to purchase shares of Company common stock, restricted stock of the Company, and awards of Company stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of Company common stock. During 2001, 2000, and 1999, 7,446; 6,948; and 12,758 shares of Company common stock were issued under the plan, respectively.

Cash dividends declared and paid per share for each year are:

(In dollars)	**2001**	2000	1999
Common shares	**$.48**	$.44	$.38

Pursuant to the 1994 Members Stock Purchase Plan, 1,000,000 shares of the Company's common stock were registered for issuance to participating members. Members who have one year of employment eligibility and work a minimum of 20 hours per week have rights to purchase stock on a quarterly basis. The price of the stock purchased under the plan is 85% of the closing price on the applicable purchase date. No member may purchase stock under the plan in an amount which exceeds the lesser of 20% of his or her gross earnings or 4,000 shares, with a maximum fair market value of $25,000 in any calendar year.

An additional 128,662 shares were available for issuance under the plan at December 29, 2001. Shares of common stock were issued in 2001, 2000, and 1999 pursuant to a members stock purchase plan as follows:

	2001	2000	1999
Shares issued	**85,385**	90,059	115,354
Average price per share	**$20.51**	$21.10	$19.16

The Company has a shareholders rights plan which will expire August 20, 2008. The plan becomes operative if certain events occur involving the acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. Upon the occurrence of such an event, each right entitles its holder to purchase an amount of common stock of the Company with a market value of $400 for $200, unless the Board authorizes the rights be redeemed. The rights may be redeemed for $0.01 per right at any time before the rights become exercisable. In certain instances, the right to purchase applies to the capital stock of the acquirer instead of the common stock of the Company. The Company has reserved preferred shares necessary for issuance should the rights be exercised.

The Company has entered into change in control employment agreements with corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Company's common stock or when more than one-third of the Company's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors. Upon a change in control, a key employee is deemed to have a two-year employment with the Company, and all his or her benefits are vested under Company plans. If, at any time within two years of the change in control, his or her position, salary, bonus, place of work, or Company-provided benefits are modified, or employment is terminated by the Company for any reason other than cause or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive a severance payment equal to two times annual salary and the average of the prior two years' bonuses.

Stock Options

Under the Company's 1995 Stock-Based Compensation Plan, as amended and restated effective November 10, 2000, the Company may award options to purchase shares of the Company's common stock and grant other stock awards to executives, managers, and key personnel. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Stock options awarded under the Plan must be at exercise prices equal to or exceeding the fair market value of the Company's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

If compensation costs had been determined based on the fair value at the grant dates for awards under this Plan, consistent with SFAS No.123, the Company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by $1,369,000 or $0.02 per share for 2001, $1,122,000 or $0.02 per share for 2000, and $531,000 or $0.01 per share for 1999. The weighted-average fair value of options granted during 2001, 2000, and 1999 estimated on the date of grant using the Black-Scholes option-pricing model was $9.70, $9.25, and $10.01, respectively. The fair value of 2001, 2000, and 1999 options granted is estimated on the date of grant using the following assumptions: dividend yield of 1.46% to 2.06%, expected volatility of 34.09% to 35.89%, risk-free interest rate of 4.90% to 6.56%, and an expected life of 10 to 12 years depending on grant date.

The status of the Company's stock option plans is summarized below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 2, 1999	176,000	$25.62
Granted	328,750	23.47
Exercised	–	–
Forfeited	(97,000)	23.86
Outstanding at January 1, 2000	407,750	$24.30
Granted	532,500	20.13
Exercised	(22,000)	23.80
Forfeited	–	–
Outstanding at December 30, 2000	918,250	$21.90
Granted	266,500	23.39
Exercised	(17,500)	18.31
Forfeited	(37,000)	21.57
Outstanding at December 29, 2001	**1,130,250**	**22.32**
Options exercisable at:		
December 29, 2001	**105,000**	**24.86**
December 30, 2000	**–**	**–**
January 1, 2000	**–**	**–**

The following table summarizes information about fixed stock options outstanding at December 29, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/29/01
$24.50–$28.25	105,000	5.5 years	$24.86	105,000
$32.50	20,000	6.1 years	$32.50	0
$23.31–$23.47	238,750	7.1 years	$23.47	0
$18.31–$26.69	500,000	8.6 years	$20.25	0
$23.32–$25.27	266,500	9.1 years	$23.39	0

Retirement Benefits

The Company has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Company's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $24,826,000, $24,400,000, and $21,297,000 in 2001, 2000, and 1999, respectively.

The Company sponsors defined benefit plans which include a limited number of salaried and hourly employees at certain subsidiaries.

The Company's funding policy is generally to contribute annually the minimum actuarially computed amount. The Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," as of January 4, 1998, the beginning of its 1998 fiscal year. Net pension costs relating to these plans were $0 for 2001, 2000, and 1999. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Company also participates in a multiemployer plan, which provides defined benefits to certain of the Company's union employees. Pension expense for this plan amounted to $310,000, $308,500, and $329,000 in 2001, 2000, and 1999, respectively.

Postretirement Health Care

In accordance with the guidelines of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the following table sets forth the funded status of the plan, reconciled to the accrued postretirement benefits cost recognized in the Company's balance sheet at:

(In thousands)	**2001**	2000	1999
Reconciliation of benefit obligation			
Obligation at beginning of year	**$12,229**	$20,237	$17,341
Service cost	**278**	182	529
Interest cost	**941**	882	1,137
Benefit payments	**(952)**	(981)	(1,013)
Actuarial (gains) losses	**3,042**	(5,888)	2,243
Current year prior service cost	**1,813**	(2,203)	–
Obligation at end of year	**$17,351**	$12,229	$20,237
Funded status			
Funded status at end of year	**$17,351**	$12,229	$20,237
Unrecognized transition obligation	**(6,523)**	(7,103)	(9,362)
Unrecognized prior-service cost	**(1,582)**	(1,813)	(2,338)
Unrecognized gain (loss)	**(364)**	5,457	862
Net amount recognized	**$ 8,882**	$ 8,770	$ 9,399
Net periodic postretirement benefit cost include:			
Service cost	**$ 278**	$ 182	$ 529
Interest cost	**941**	882	1,137
Amortization of transition obligation over 20 years	**581**	581	713
Amortization of prior service cost	**230**	–	146
Amortization of (gains) and losses	**(474)**	(539)	(629)
Net periodic postretirement benefit cost	**$ 1,556**	$ 1,106	$ 1,896

The discount rates at fiscal year-end 2001, 2000, and 1999 were 6.5%, 8.0%, and 7.5%, respectively. The pre-65 2001 gross trend rates begin at 9.0% for the medical and prescription drug coverages and grade down to 5.0% in eight years and remain at this level for all future years. The post-64 gross trend rates begin at 7.25% for the medical coverage and decrease until the maximum Company subsidy (cap) is reached in 2006. For the prescription drug coverage, the 2002 gross trend rates begin at 9.0% and decrease until the cap is reached in 2006. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 84	$ (49)
Effect on the health care component of the accumulated postretirement benefit obligation	$8,099	$(6,182)

Leases

The Company leases certain warehouse, plant facilities and equipment. Commitments for minimum rentals under noncancelable leases at the end of 2001 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2002	$1,078	$12,373
2003	211	10,128
2004	211	8,342
2005	211	5,848
2006	211	4,180
Thereafter	1,013	5,003
Total minimum lease payments	2,935	$45,874
Less amount representing interest	743	
Present value of net minimum lease payments, including current maturities of $932,000	$2,192	

Property, plant, and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	**2001**	2000	1999
Buildings	**$ 3,299**	$ 3,299	$ 3,299
Machinery and equipment	**15,805**	15,805	15,805
	19,104	19,104	19,104
Less allowances for depreciation	**17,052**	14,655	11,816
	$ 2,052	$ 4,449	$ 7,288

Rent expense for the years 2001, 2000, and 1999 amounted to approximately $13,387,000, $15,428,000, and $10,403,000, respectively. The Company has operating leases for office and production facilities with annual rentals totaling $450,000 with the former owners of a business acquired in 1996. These individuals continue as officers of a subsidiary of the Company following the acquisition. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $869,000, $941,000, and $755,000 for the years 2001, 2000, and 1999, respectively.

Contingencies
The Company has contingent liabilities which have arisen in the course of its business, including pending litigation, environmental remediation, taxes, and other claims. The Company believes the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Significant Customer
One office furniture customer accounted for approximately 14%, 14% and 13% of consolidated net sales in 2001, 2000, and 1999, respectively.

Operating Segment Information
In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management views the Company as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of manufactured gas-, pellet-, and wood-burning fireplaces and stoves, fireplace inserts, gas logs, and chimney systems principally for the home.

The Company's hearth products segment is somewhat seasonal with the third (July-September) and fourth (October-December) fiscal quarters historically having higher sales than the prior quarters. In fiscal 2001, 53% of consolidated net sales of hearth products were generated in the third and fourth quarters.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Company's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost. In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed since the Company's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2001, 2000, and 1999 is as follows:

(In thousands)	**2001**	2000	1999
Net sales:			
Office furniture	**$1,366,312**	$1,649,937	$1,514,991
Hearth products	**426,126**	396,349	285,940
	$1,792,438	$2,046,286	$1,800,931
Operating profit:			
Office furniture*	**$ 112,405**	$ 171,647	$ 131,607
Hearth products*	**39,282**	30,232	34,588
Total operating profit	**151,687**	201,879	166,195
Unallocated corporate expenses	**(35,426)**	(35,915)	(28,620)
Income before income taxes	**$ 116,261**	$ 165,964	$ 137,575
Identifiable assets:			
Office furniture	**$ 526,712**	$ 638,075	$ 678,503
Hearth products	**320,199**	327,528	174,386
General corporate	**114,980**	56,867	53,834
	$ 961,891	$1,022,470	$ 906,723
Depreciation and amortization expense:			
Office furniture	**$ 58,658**	$ 58,926	$ 52,483
Hearth products	**20,389**	18,109	11,065
General corporate	**2,338**	2,011	1,905
	$ 81,385	$ 79,046	$ 65,453
Capital expenditures – net:			
Office furniture	**$ 29,785**	$ 39,361	$ 48,565
Hearth products	**7,149**	17,643	16,489
General corporate	**(83)**	2,836	6,420
	$ 36,851	$ 59,840	$ 71,474

** Included in operating profit for the office furniture segment are a pretax charge of $22.5 million for closing of facilities and impairment charges in 2001 and a pretax charge of $19.7 million for the closing of facilities and reorganization expense in 1999. Included in operating profit for the hearth products segment is a pretax charge of $1.5 million for closing of facilities and impairment charges in 2001.*

Summary of Unaudited Quarterly Results of Operations

The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Company's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2001:				
Net sales	**$461,997**	**$444,196**	**$459,352**	**$426,893**
Cost of products sold	**311,711**	**292,789**	**298,427**	**278,213**
Gross profit	**150,286**	**151,407**	**160,925**	**148,680**
Selling and administrative expenses	**119,050**	**118,983**	**114,759**	**111,414**
Restructuring and impairment charges	**–**	**24,000**	**–**	**–**
Operating income	**31,236**	**8,424**	**46,166**	**37,266**
Interest income (expense) – net	**(2,700)**	**(1,832)**	**(1,375)**	**(924)**
Income before income taxes	**28.536**	**6,592**	**44,791**	**36,342**
Income taxes	**10,273**	**2,373**	**16,125**	**13,083**
Net income	**$ 18,263**	**$ 4,219**	**$ 28,666**	**$ 23,259**
Net income per common share	**$ .31**	**$ .07**	**$ .48**	**$ .40**
Weighted-average common shares outstanding	**59,448**	**59,205**	**59,048**	**58,651**
As a Percentage of Net Sales				
Net sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Gross profit	**32.5**	**34.1**	**35.0**	**34.8**
Selling and administrative expenses	**25.8**	**26.8**	**25.0**	**26.1**
Provisions for closing facilities and reorganization expenses	**–**	**5.4**	**–**	**–**
Operating income	**6.8**	**1.9**	**10.1**	**8.7**
Income taxes	**2.2**	**0.5**	**3.5**	**3.1**
Net income	**4.0**	**0.9**	**6.2**	**5.4**
Year-End 2000: [a]				
Net sales	$481,523	$509,649	$535,322	$519,792
Cost of products sold	329,416	343,842	354,367	352,779
Gross profit	152,107	165,807	180,955	167,013
Selling and administrative expenses	111,214	125,513	124,197	126,924
Operating income	40,893	40,294	56,758	40,089
Interest income (expense) – net	(2,550)	(3,688)	(3,303)	(2,529)
Income before income taxes	38,343	36,606	53,455	37,560
Income taxes	13,803	13,188	19,234	13,522
Net income	$ 24,540	$ 23,418	$ 34,221	$ 24,038
Net income per common share	$ .41	$ .39	$ .57	$ .40
Weighted-average common shares outstanding	60,186	60,145	60,162	60,069
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	31.6	32.5	33.8	32.1
Selling and administrative expenses	23.1	24.6	23.2	24.4
Operating income	8.5	7.9	10.6	7.7
Income taxes	2.9	2.6	3.6	2.6
Net income	5.1	4.6	6.4	4.6

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 1999:				
Net sales	$427,660	$422,377	$478,609	$472,285
Cost of products sold	295,222	292,077	327,243	322,070
Gross profit	132,438	130,300	151,366	150,215
Selling and administrative expenses	92,465	92,454	104,105	109,173
Provision for closing facilities and reorganization expenses	19,679	–	–	–
Operating income	20,294	37,846	47,261	41,042
Interest income (expense) – net	(2,045)	(2,399)	(2,160)	(2,264)
Income before income taxes	18,249	35,447	45,101	38,778
Income taxes	6,661	12,938	16,462	14,154
Net income	$ 11,588	$ 22,509	$ 28,639	$ 24,624
Net income per common share	$ .19	$ .37	$ .47	$ .41
Weighted-average common shares outstanding	61,154	61,169	60,921	60,159
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	31.0	30.8	31.6	31.8
Selling and administrative expenses	21.6	21.9	21.8	23.1
Provision for closing facilities and reorganization expenses	4.6	–	–	–
Operating income	4.7	9.0	9.9	8.7
Income taxes	1.6	3.1	3.5	3.0
Net income	2.7	5.3	6.0	5.2

(a) First quarter 2000 includes partial quarterly results of operation of American Fireplace Company and the Allied Group acquisitions acquired February 29, 2000.

Subsequent Event

In January 2002, the Company announced the closing of one office furniture manufacturing operation in Jackson, Tennessee. The operation will close following an orderly transition of production to other facilities which is expected to be completed during the second quarter of 2002. The Company expects to realize savings during 2002 equal to the costs incurred in closing the facility.

Common Stock Market Prices and Dividends (Unaudited) Quarterly 2001–2000

2001 by Quarter	High	Low	Dividends per Share
1st	**$26.50**	**$22.00**	**$.12**
2nd	**26.45**	**22.44**	**.12**
3rd	**26.15**	**19.96**	**.12**
4th	**28.85**	**20.00**	**.12**
Total Dividends Paid			**$.48**

2000 by Quarter	High	Low	Dividends per Share
1st	$25.75	$15.56	$.11
2nd	27.88	23.00	.11
3rd	27.88	23.19	.11
4th	27.13	21.00	.11
Total Dividends Paid			$.44

Common Stock Market Price and Price/Earnings Ratio (Unaudited) Fiscal Years 2001–1991

	Market Price*		Earnings per Share*	Price/Earnings Ratio	
Year	High	Low		High	Low
2001	**28.85**	**19.96**	**1.26**	**23**	**16**
2000	27.88	15.56	1.77	16	9
1999	29.88	18.75	1.44	21	13
1998	37.19	20.00	1.72	22	12
1997	32.13	15.88	1.45	22	11
1996	21.38	9.25	1.13	19	8
1995	15.63	11.50	.67	23	17
1994	17.00	12.00	.87	20	14
1993	14.63	10.75	.70	21	15
1992	11.75	8.25	.59	20	14
1991	10.25	6.63	.51	20	13
Eleven-Year Average				21	13

** Adjusted for the effect of stock splits.*

SELECTED FINANCIAL DATA – ELEVEN-YEAR SUMMARY

	2001	2000	1999	1998
Per Common Share Data				
Income before Cumulative Effect of Accounting Changes	$ 1.26	$ 1.77	$ 1.44	1.72
Cumulative Effect of Accounting Changes	–	–	–	–
Net Income	1.26	1.77	1.44	1.72
Cash Dividends	.48	.44	.38	.32
Book Value	10.10	9.59	8.33	7.54
Net Working Capital	1.52	1.09	1.52	1.19
Operating Results (Thousands of Dollars)				
Net Sales	$1,792,438	$2,046,286	$1,800,931	$1,706,628
Cost of Products Sold	1,181,140	1,380,404	1,236,612	1,172,997
Gross Profit	611,298	665,882	564,319	533,632
Interest Expense	8,548	14,015	9,712	10,658
Income Before Income Taxes	116,261	165,964	137,575	170,109
Income Before Income Taxes as a % of Net Sales	6.49%	8.11%	7.64%	9.97%
Federal and State Income Taxes	$ 41,854	$ 59,747	$ 50,215	$ 63,796
Effective Tax Rate	36.0%	36.0%	36.5%	37.50%
Income before Cumulative Effect of Accounting Changes	$ 74,407	$ 106,217	$ 87,360	$ 106,313
Net Income	74,407	106,217	87,360	106,313
Net Income as a % of Net Sales	4.15%	5.19%	4.85%	6.23%
Cash Dividends and Share Purchase Rights Redeemed	$ 28,373	$ 26,455	$ 23,112	$ 19,730
Addition to (Reduction of) Retained Earnings	36,759	79,762	64,248	86,583
Net Income Applicable to Common Stock	74,407	106,217	87,360	106,313
% Return on Average Shareholders' Equity	12.76%	19.77%	18.14%	25.20%
Depreciation and Amortization	$ 81,385	$ 79,046	$ 65,453	$ 52,999
Distribution of Net Income				
% Paid to Shareholders	38.13%	24.91%	26.46%	18.56%
% Reinvested in Business	61.87%	75.09%	73.54%	81.44%
Financial Position (Thousands of Dollars)				
Current Assets	$ 319,657	$ 330,141	$ 316,556	$ 290,329
Current Liabilities	230,443	264,868	225,123	217,438
Working Capital	89,214	65,273	91,433	72,891
Net Property, Plant, and Equipment	404,971	454,312	455,591	444,177
Total Assets	961,891	1,022,470	906,723	864,469
% Return on Beginning Assets Employed	12.04%	19.63%	16.94%	23.74%
Long-Term Debt and Capital Lease Obligations	$ 80,830	$ 128,285	$ 124,173	$ 135,563
Shareholders' Equity	592,680	573,342	501,271	462,022
Retained Earnings	532,555	495,796	416,034	351,786
Current Ratio	1.39	1.25	1.41	1.34
Current Share Data				
Number of Shares Outstanding at Year-End	58,672,933	59,796,891	60,171,753	61,289,618
Weighted-Average Shares Outstanding During Year	59,087,963	60,140,302	60,854,579	61,649,531
Number of Shareholders of Record at Year-End	6,694	6,563	6,737	5,877
Other Operational Data				
Capital Expenditures – Net (Thousands of Dollars)	$ 36,851	$ 59,840	$ 71,474	$ 149,717
Members (Employees) at Year-End	9,029 [a]	11,543 [a]	10,095	9,824 [a]

[a] *Includes acquisitions completed during year.*

SELECTED FINANCIAL DATA – ELEVEN-YEAR SUMMARY

1997	1996	1995	1994	1993	1992	1991
$ 1.45	$ 1.13	$ .67	$ .87	$ .69	$ .59	$ .51
–	–	–	–	.01	–	–
1.45	1.13	.67	.87	.70	.59	.51
.28	.25	.24	.22	.20	.19	.18
6.19	4.25	3.56	3.17	2.83	2.52	2.32
1.53	.89	1.07	1.27	1.23	1.23	1.07
$1,362,713	$998,135	$893,119	$845,998	$780,326	$706,550	$607,710
933,157	679,496	624,700	573,392	537,828	479,179	411,168
429,556	318,639	268,419	272,606	242,498	227,371	196,542
8,179	4,173	3,569	3,248	3,120	3,441	3,533
139,128	105,267	65,517	86,338	70,854	61,893	52,653
10.21%	10.55%	7.34%	10.21%	9.08%	8.76%	8.66%
$ 52,173	$ 37,173	$ 24,419	$ 31,945	$ 26,216	$ 23,210	$ 19,745
37.50%	35.31%	37.27%	37.00%	37.00%	37.50%	37.50%
$ 86,955	$ 68,094	$ 41,098	$ 54,393	$ 44,638	$ 38,683	$ 32,908
86,955	68,094	41,098	54,156	45,127	38,683	32,908
6.38%	6.82%	4.60%	6.43%	5.78%	5.47%	5.42%
$ 16,736	$ 14,970	$ 14,536	$ 13,601	$ 12,587	$ 12,114	$ 11,656
37,838	33,860	18,863	13,563	17,338	26,569	18,182
86,955	68,094	41,098	54,156	45,127	38,683	32,908
27.43%	29.06%	20.00%	28.95%	26.35%	24.75%	23.41%
$ 35,610	$ 25,252	$ 21,416	$ 19,042	$ 16,631	$ 15,478	$ 14,084
19.25%	21.98%	35.37%	25.11%	27.89%	31.32%	35.42%
80.75%	78.02%	64.63%	74.89%	72.11%	68.68%	64.58%
$ 295,150	$205,527	$194,183	$188,810	$188,419	$171,309	$150,901
200,759	152,553	128,915	111,093	110,759	91,780	82,275
94,391	52,974	65,268	77,717	77,660	79,529	68,626
341,030	234,616	210,033	177,844	157,770	145,849	125,465
754,673	513,514	409,518	372,568	352,405	322,746	280,893
28.27%	25.93%	17.91%	24.72%	22.14%	22.18%	19.66%
$ 134,511	$ 77,605	$ 42,581	$ 45,877	$ 45,916	$ 50,961	$ 32,734
381,662	252,397	216,235	194,640	179,553	163,009	149,575
265,203	227,365	193,505	174,642	161,079	143,741	117,172
1.47	1.35	1.51	1.70	1.70	1.87	1.83
61,659,316	59,426,530	60,788,674	61,349,206	63,351,692	64,737,912	64,417,370
59,779,508	60,228,590	60,991,284	62,435,450	64,181,088	65,517,990	64,742,976
5,399	5,319	5,479	5,556	4,653	4,534	4,466
$ 85,491	$ 44,684	$ 53,879	$ 35,005	$ 27,541	$ 26,626	$ 13,907
9,390 [a]	6,502 [a]	5,933	6,131	6,257	5,926	5,599

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of HON INDUSTRIES Inc.

We have audited the accompanying consolidated balance sheets of HON INDUSTRIES Inc. and subsidiaries as of December 29, 2001, December 30, 2000, and January 1, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HON INDUSTRIES Inc. and subsidiaries as of December 29, 2001, December 30, 2000, and January 1, 2000, and the results of its operations and its cash flows for each of the three fiscal years then ended in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
February 1, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity, and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

HON INDUSTRIES' internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify, and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its members are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

Arthur Andersen LLP, independent public accountants, is retained to audit HON INDUSTRIES' financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of nonmanagement board members. The Audit Committee meets periodically with the independent public accountants and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls, and financial reporting matters.



Jack D. Michaels
Chairman, President and
Chief Executive Officer



Jerald K. Dittmer
Vice President and
Chief Financial Officer

Protecting our environment, building our communities.

In 1943 our founders envisioned a new kind of company. A company dedicated to the principle of respect for shareholders, employees, customers, and community; a company built on personal responsibility for shared success. In 1947 HON INDUSTRIES began making card files from pieces of scrap metal and employees became "members."

For more than 50 years, the company has made it a priority to conserve raw materials and reduce waste. We celebrate individual contributions; members take pride in their work and share in the success of the company. And the company takes pride in its contribution to building strong communities.

Today we integrate environmental management into product development and manufacturing, we define waste as anything that does not bring value to the customer, and improving the quality of life in communities where our members live, work, and raise their families is paramount.

HON INDUSTRIES and its members believe that to ensure a healthy, prosperous future for our company and our communities, we must go beyond what we should do, to what we *can* do – every day.



BOARD OF DIRECTORS

Gary M. Christensen
President and
Chief Executive Officer,
Pella Corporation

Robert W. Cox
Chairman Emeritus,
Baker & McKenzie

Cheryl A. Francis
Advisor/Consultant

M. Farooq Kathwari
Chairman, President and
Chief Executive Officer,
Ethan Allen Interiors Inc.

Robert L. Katz
President,
Robert L. Katz and Associates

Dennis J. Martin
Chairman, President
and Chief Executive Officer,
General Binding Corporation

Jack D. Michaels
Chairman, President and
Chief Executive Officer,
HON INDUSTRIES Inc.

Abbie J. Smith
Chaired Professor,
The University of Chicago,
Graduate School of Business

Richard H. Stanley
Vice Chairman,
HON INDUSTRIES Inc.
Chairman, SC Companies, Inc.
Chairman, Stanley Consultants, Inc.

Brian E. Stern
President,
Xerox Supplies Business Group,
Xerox Corporation

Lorne R. Waxlax
Retired Executive Vice President,
The Gillette Company

Committees of the Board

Audit
Cheryl A. Francis, Chairperson
Dennis J. Martin
Abbie J. Smith

Human Resources and Compensation
Lorne R. Waxlax, Chairperson
Gary M. Christensen
Robert L. Katz

Public Policy and Corporate Governance
Richard H. Stanley, Chairperson
Robert W. Cox
M. Farooq Kathwari
Brian E. Stern

OFFICERS

HON INDUSTRIES Inc. and SUBSIDIARIES

Jack D. Michaels
Chairman, President and
Chief Executive Officer

Stanley A. Askren
Executive Vice President
President, Allsteel Inc.

Peter R. Atherton
Vice President and Chief
Technology Officer

Alysia L. Bensmiller
Vice President,
Compensation and Benefits

David C. Burdakin
Executive Vice President
President, The HON Company

Jerald K. Dittmer
Vice President and Chief
Financial Officer

Tamara S. Feldman
Vice President,
Financial Reporting

Jeffrey D. Fick
Vice President, Member
and Community Relations

Malcolm C. Fields
Vice President and Chief
Information Officer

Thomas E. Hammer
Vice President,
Continuous Improvement

Robert D. Hayes
Vice President, Business Analysis
and General Auditor

Thomas D. Head
Vice President and General
Manager, Holga Inc.

James I. Johnson
Vice President,
General Counsel and Secretary

Phillip M. Martineau
Executive Vice President
President, Wood Group and
HON International Inc.

Jean M. Reynolds
President, BPI Inc.

Daniel C. Shimek
Executive Vice President
President, Hearth Technologies Inc.

William F. Snydacker
Treasurer

Schedule of Quarterly Results
The Company operates on a fiscal year ending on the Saturday nearest December 31. Quarterly results are typically announced within 20 days after the end of each quarter, and audited results are typically announced within 40 days after year-end.

Fiscal 2002 Quarter-End Dates
1st Quarter >Saturday, March 30
2nd Quarter >Saturday, June 29
3rd Quarter >Saturday, September 28
4th Quarter >Saturday, December 28

Annual Meeting
The Company's annual shareholders' meeting will be held at 10:30 a.m. on May 6, 2002, at the Holiday Inn, Highways 61 & 38 North, Muscatine, Iowa. Shareholders and other interested investors are encouraged to attend the meeting.

10-K Report
A copy of the Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available, without charge, upon written request to Jerald K. Dittmer, Vice President and Chief Financial Officer, at the Company's corporate headquarters address.

Corporate Headquarters
HON INDUSTRIES Inc.
414 East Third Street
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.264.7400
Fax: 563.264.7217
Website: www.honi.com

Independent Public Accountants
Arthur Andersen LLP
33 West Monroe Street
Chicago, IL 60603-5385

Financial Information and Inquiries
Shareholders or other interested investors are welcome to call or write with questions or requests for additional information. Inquiries should be directed to:

Jerald K. Dittmer
Vice President and
Chief Financial Officer

HON INDUSTRIES Inc.
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.264.7400
Fax: 563.264.7655

Common Stock
HON INDUSTRIES common stock trades on the New York Stock Exchange under the symbol: HNI. Stock price quotations can be found in major daily newspapers and *The Wall Street Journal.*

Transfer Agent
Shareholders may report a change of address or make inquiries by writing or calling:

Computershare Investor
Services, LLC
2 North LaSalle Street
Chicago, IL 60602
Telephone: 312.588.4991

Safe Harbor Statement
Statements in this annual report that are not strictly historical, including statements as to plans, objectives, and future financial performance, are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. These risks include, among others, competition within the office furniture and fireplace industries; the relationship between supply and demand for value-priced office products, as well as direct vent gas and wood-burning fireplaces; the effects of economic conditions; issues associated with the acquisition and integration of acquisitions; operating risks; the ability of the Company to realize cost savings and productivity improvements; the ability of the Company's distributors to successfully market and sell the Company's products; and the availability of capital to finance planned growth, as well as the risks, uncertainties, and other factors described from time to time in the Company's filings with the Securities and Exchange Commission.

HON INDUSTRIES Inc.

414 East Third Street

P.O. Box 1109

Muscatine, IA 52761-0071

www.honi.com